J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

06011872

Ext: 6505
Fax: 020 7695 6505
Your Ref:
Our Ref:
Date: 6 March 2006

SUPPL

Dear Sir

J Sainsbury plc announces : Director/PDMR Holding in company

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 6 March 2006.

Yours faithfully

David Kinnair
Company Secretariat

dlw 3/23

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Timothy Fallowfield

8 State the nature of the transaction

Sale

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

885 shares

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

320.3706p

14. Date and place of transaction

3 March 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

21,329 ordinary shares

16. Date issuer informed of transaction

6 March 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

Sale of shares following exercise of three year sharesave option.

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

6 March 2006